Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    February 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: February 14, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, February 14, 2007 Page 1 of 2

Comments from the President and CEO on the year-end 2006 report
Our strategy is working. The Electrolux strategy of developing new, innovative products, building a strong brand and creating a competitive cost foundation is beginning to yield results.
The year 2006 is the year Husqvarna was separated from Electrolux and we focused our business on indoor products for consumers and professional users. Electrolux sales last year reached SEK 104 billion, the highest sales turnover ever. At the same time, operating income for the fourth quarter reached a record level. In 2006, we decreased the gap to our competitors and we have come closer to our first profitability target — margins on a par with the industry average.
All business areas in Electrolux increased their results compared with the previous year and new, exciting products made a crucial contribution. Europe, which went through a difficult time at the beginning of the year due to the strike in Nuremberg, Germany, improved its operating margin from 5.9% to 6.1%. In spite of an economic flattening in the end of the year and increasing costs for raw materials, North America achieved a somewhat better result than in 2005, and in Latin America, Electrolux reached an operating margin of 4.4%, the highest in 10 years. In addition, Electrolux Professional products reported its best quarter in 5 years, and floor care operations demonstrated that they are nearly back to the profitability levels they had before the dramatic decrease of 2003.
In 2006, we implemented a number of direct value-creating measures for our shareholders. In addition to the distribution of Husqvarna shares, we also distributed capital to our shareholders via ordinary dividends, buy-back of shares and an extra distribution of capital. In total, we distributed capital to our shareholders equivalent to 46% of our equity. After all of these measures, Electrolux will still have the flexibility to implement its strategy with investments in developing innovative products, brand building, structural measures and growth through possible acquisitions.
I am also happy that Electrolux has been given the prestigious Sustainability Energy Award by the EU Commission in honor of our work to decrease energy consumption in our products, our production facilities and our service. I am convinced that our development of energy efficient products will be an increasingly important competitive advantage.
Thanks to a strong effort by all of our employees around the world, we have succeeded in meeting the high expectations that are being placed on our organization. Indications are that 2007 will develop as 2006, that is, with a weak seasonal introduction and with a strong conclusion. We will continue to deliver on our strategy in 2007 and we expect the results to be somewhat higher than 2006.
Stockholm, February 14, 2007
Hans Stråberg
President and CEO

About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.